EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Harvard Bioscience, Inc.:

We consent to the incorporation by reference in the Registration Statement Numbers 333-53848, 333-104544, 333-135418, 333-151003, 333-174476, 333-189175 and 333-204760 on Form S-8, and 333-203552 on Form S-3, as amended, of Harvard Bioscience, Inc. and subsidiaries (the Company) of our reports dated March 16, 2017, with respect to the consolidated balance sheets of Harvard Bioscience, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive (loss) income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of Harvard Bioscience, Inc.

Our report dated March 16, 2017, on the effectiveness of internal control over financial reporting as of December 31, 2016, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2016 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that material weaknesses related to sufficient resources within the organization with assigned accountability over the design and operation of inventory controls at Multi Channel Systems MCS GmbH (MCS), an operating subsidiary, and over the design and operation of income tax controls, ineffective process level control activities over the accuracy of data and assumptions used in the measurement of inventory costs and inventory reserves at MCS, and the recognition, measurement, and disclosure of current and deferred income taxes have been identified and included in management’s assessment.

/s/ KPMG LLP

Cambridge, Massachusetts

March 16, 2017